1933 Act File No. 333- 284201

As filed with the SEC on August 7, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PRE-EFFECTIVE AMENDMENT NO.

POST-EFFECTIVE AMENDMENT NO. 1

JOHN HANCOCK INVESTMENT TRUST

(Exact Name of Registrant as Specified in Charter)

200 Berkeley Street

Boston, Massachusetts 02116

(Address of Principal Executive Offices) (Zip Code)

Registrant’s Telephone Number, including Area Code: 1 (800) 225-5291

Christopher Sechler, Esq.

200 Berkeley Street

Boston, Massachusetts 02116 (Name and Address of Agent for Service)

Copies to:

Mark P. Goshko, Esq.

K & L Gates LLP

One Congress Street, Suite 2900

Boston, Massachusetts 02114

This post-effective amendment is being filed pursuant to Rule 462(d) under the Securities Act of 1933 and will be effective upon filing.

Title of securities being registered: Shares of beneficial interest of the Registrant.

No filing fee is due because Registrant is relying on section 24(f) of the Investment Company Act of 1940, as amended.

JOHN HANCOCK INVESTMENT TRUST (THE “REGISTRANT”)

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement contains the following papers and documents:

Cover Sheet

Contents of Registration Statement

Part A —  Proxy Statement and Prospectus—Incorporated herein by reference to the definitive form of Proxy Statement/Prospectus filed pursuant to Rule 497 under the Securities Act of 1933, as amended (“Securities Act”), on February 12, 2025, SEC accession number 0001193125-25-004377.

Part B —  Statement of Additional Information—Incorporated herein by reference to the definitive form of Statement of Additional Information filed pursuant to Rule 497 under the Securities Act, on February 12, 2025, SEC accession number 0001193125-25-004377.

Part C — Other Information

Signature Pages

Exhibits—The sole purpose of this filing is to file as exhibits, with respect to the reorganization described in the Registrant’s Registration Statement on Form 497, filed on February 12, 2025: (i) the executed Agreement and Plan of Reorganization and Termination, as required by Item 16(4) of Form N-14; and (ii) the opinion of counsel supporting the tax matters and consequences to shareholders of the reorganization, as required by Item 16(12) of Form N-14.

JOHN HANCOCK INVESTMENT TRUST

PART C: OTHER INFORMATION

ITEM 15.	INDEMNIFICATION

No change from the information set forth in Item 30 of the most recently filed amendment to the Registration Statement of John Hancock Investment Trust (the “Registrant”) on Form N-1A under the 1933 Act and the 1940 Act (File Nos. 002-10156 and 811-00560) as filed with the Securities and Exchange Commission (the “SEC”) on July 28, 2025 (accession no. 0001193125-25-166129), which information is incorporated herein by reference.

ITEM 16.	EXHIBITS

Exhibit Number	Description

1(a)	Amended and Restated Declaration of Trust dated January 22, 2016. -previously filed as exhibit 99.(a) to post-effective amendment no. 154 filed on February 25, 2016, accession number 0001133228-16-007639.

1(a)(1)	Amendment dated December 13, 2018 to the Amended and Restated Declaration of Trust dated January 22, 2016. - previously filed as exhibit 99.(a).1 to post-effective amendment no. 189 filed on February 28, 2019, accession number 0001133228-19-000768.

2(a)	Amended and Restated By-Laws dated March 8, 2005. - previously filed as exhibit 99.(b) to post-effective amendment no. 98 filed on May 2, 2005, accession number 0001010521-05-000151.

2(a)(1)	Amendment dated March 11, 2008 to the Amended and Restated By-Laws dated March 8, 2005. - previously filed as exhibit 99.(b).1 to post-effective amendment no. 111 filed on February 27, 2009, accession number 0000950123-09-001332.

2(a)(2)	Amendment dated June 9, 2009 to the Amended and Restated By-Laws dated March 8, 2005. - previously filed as exhibit 99.(b).2 to post-effective amendment no. 113 filed on December 17, 2009, accession number 0000950123-09-071584.

2(a)(3)	Amendment dated August 31, 2010 to the Amended and Restated By-Laws dated March 8, 2005. - previously filed as exhibit 99.(b)(4) to post-effective amendment no. 115 filed on February 25, 2011, accession number 0000950123-11-017991.

2(a)(4)	Amendment dated March 10, 2016 to the Amended and Restated By-laws dated March 8, 2005. - previously filed as exhibit 99.(b).4 to post-effective amendment no. 156 filed on March 14, 2016, accession number 0001133228-16-008195.

3	Not Applicable.

4	Agreement and Plan of Reorganization – FILED HEREWITH.

5	See Exhibits 1 and 2.

6(a)	Amended and Restated Advisory Agreement dated June 30, 2020 between John Hancock Investment Trust (the “Registrant”) and John Hancock Investment Management LLC (the “Advisor”). - previously filed as exhibit 99.(d) to post-effective amendment no. 205 filed on July 27, 2020, accession number 0001133228-20-004475.

6(a)(1)	Sub-Advisory Agreement dated December 31, 2005 (“Manulife IM Sub-Advisory Agreement”) among Registrant, Advisor, and Manulife Investment Management (US) LLC. - previously filed as exhibit 99.(d).8 to post-effective amendment no. 100 filed on February 14, 2007, accession number 0001010521-07-000179.

6(a)(2)	Amendment dated October 1, 2017 to the Manulife IM Sub-Advisory Agreement relating to John Hancock Small Cap Core Fund. – previously filed as exhibit 99.(d).34 to post-effective amendment no. 179 filed on February 28, 2019, accession number 000113228-18-001177.

7(a)	Amended and Restated Distribution Agreement dated June 30, 2020 between the Registrant and John Hancock Investment Management Distributors LLC (the “Distributor”). - previously filed as exhibit 99.(e) to post-effective amendment no. 205 filed on July 27, 2020, accession number 0001133228-20-004475.

8	Not Applicable

9(a)	Master Custodian Agreement dated September 10, 2008 among John Hancock Mutual Funds and State Street Bank and Trust Company. – previously filed as exhibit 99.(g).1 to post-effective amendment no. 111 filed on February 27, 2009, accession number 0000950135-09-001332.

9(a)(1)	Amendment dated October 1, 2015 to Master Custodian Agreement dated September 26, 2008 between John Hancock Mutual Funds and State Street Bank and Trust Company. – previously filed as exhibit 99.(g).3 to post-effective amendment no. 150 filed on December 24, 2015, accession number 0001133228-15-006566.

9(a)(2)	Amendment dated December 15, 2023 to Master Custodian Agreement dated September 26, 2008 among John Hancock Mutual Funds and State Street Bank and Trust Company. – previously filed as exhibit 99(g)(6) to post-effective amendment no. 225 filed on February 26, 2024, accession number No. 0001193125-24-046174.

9(a)(3)	Master Global Custodial Services Agreement dated March 3, 2014 between John Hancock Mutual Funds and Citibank NA - previously filed as exhibit 99.(g).1 to post-effective amendment no. 142 filed on June 15, 2015, accession number 0001133228-15-002717.

9(a)(4)	Amendment dated August 1, 2019 to Master Global Custodial Services Agreement dated March 3, 2014 between John Hancock Mutual Funds and Citibank NA—previously filed as exhibit 99.(g).3 to post-effective amendment no. 205, filed on July 27, 2020, accession number 0001133228-20-004475.

9(a)(5)	Amendment dated July 1, 2024 to Master Global Custodial Services Agreement dated March 3, 2014 among John Hancock Mutual Funds and Citibank. N.A. - previously filed as exhibit 99.(g)(6) to post-effective amendment no. 229 filed on December 20, 2024, accession number 0001193125-24-282678.

10(a)	Rule 12b-1 Plan. Amended and Restated Plan of Distribution pursuant to Rule 12b-1 dated June 30, 2020 relating to Class A Shares. - previously filed as exhibit 99.(m) to post-effective amendment no. 205 filed on July 27, 2020, accession number 0001133228-20-004475.

10(a)(1)	Amendment dated June 27, 2024 to Amended and Restated Plan of Distribution pursuant to Rule 12b-1 dated June 30, 2020 relating to Class A Shares. - previously filed as exhibit 99.(m)(2) to post-effective amendment no. 228 filed on August 6, 2024, accession number 0001193125-24-194961.

10(b)	Rule 18f-3 Plan. Amended and Restated Multiple Class Plan pursuant to Rule 18f-3 dated October 23, 2020 for certain John Hancock Mutual Funds advised by John Hancock Investment Management LLC. – previously filed as exhibit 99.(n) to post-effective amendment no. 229 filed on December 20, 2024, accession number 0001193125-24-282678.

11	Opinion and Consent of K&L Gates LLP, regarding legality of issuance of shares and other matters - previously filed as exhibit (11) to the Registrant’s registration statement on Form N-14 filed on January 10, 2025, accession number 0001193125-25-004377.

12(a)	Opinion of K&L Gates LLP on tax matters – FILED HEREWITH.

12(a)(1)	Consent of K&L Gates LLP – FILED HEREWITH.

13(a)	Amended and Restated Transfer Agency and Service Agreement dated July 1, 2013 (“Restated Transfer Agency Agreement”) between John Hancock Mutual Funds advised by John Hancock Investment Management LLC and John Hancock Signature Services, Inc. – previously filed as exhibit 99(h)(5) to post-effective amendment no. 124 filed on December 19, 2013, accession number 0001133228-13-005026.

13(a)(1)	Amendment dated October 1, 2013 to the Restated Transfer Agency Agreement. – previously filed as exhibit 99(h)(6) to post-effective amendment no. 124 filed on December 19, 2013, accession number 0001133228-13-005026.

13(a)(2)	Amendment dated December 14, 2023 to the Restated Transfer Agency Agreement. – previously filed as exhibit 99(h)(6) to post-effective amendment no. 225 filed on February 26, 2024, accession number 0001193125-24-046174.

13(a)(3)	Amendment dated June 27, 2024 to Restated Transfer Agency Agreement. – previously filed as exhibit 99.(h)(5) to post-effective amendment no. 228 filed on August 6, 2024, accession number 0001193125-24-194961.

13(a)(4)	Amended and Restated Service Agreement dated June 24, 2021 between the Registrant and the Advisor. – previously filed as exhibit 99(h)(6) to post-effective amendment no. 166 filed on July 16, 2021, accession number 0001133228-21-003918.

13(a)(5)	Service Agreement dated June 30, 2020 among the Registrant, the Advisor, and the Registrant’s Chief Compliance Officer. – previously filed as exhibit 99.(h)(7) to post-effective amendment no. 205 filed on July 27, 2020 accession number 0001133228-20-004475.

13(a)(6)	Expense Limitation Letter Agreement and Voluntary Expense Limitation Notice dated March 27, 2025 between the Registrant and the Advisor. – previously filed as exhibit 99(h)(13) to post-effective amendment no. 231 filed on July 28, 2025, accession number 0001193125-25-166129.

13(a)(7)	Agreement to Waive Advisory Fees and Reimburse Expenses dated October 9, 2024 between the Registrant and the Advisor. – previously filed as exhibit 99(h)(14) to post-effective amendment no. 230 filed on February 26, 2025, accession number 0001193125-25-036712.

13(a)(9)	Fund of Funds Investment Agreement dated January 19, 2022 between the Registrant and John Hancock Variable Insurance Trust. – previously filed as exhibit 99.(h)(11) to post-effective amendment no. 138 filed on September 23, 2022, accession number 0001133228-22-006577.

14	Consent of PricewaterhouseCoopers LLP—previously filed as exhibit (14) to the Registrant’s registration statement on Form N-14 filed on January 10, 2025, accession number 0001193125-25-254139.

15	Not Applicable.

16	Power of Attorney —previously filed as exhibit (16) to the Registrant’s registration statement on Form N-14 filed on January 10, 2025, accession number 0001193125-25-004377

17	Form of Proxy Card —previously filed as exhibit (17) to the Registrant’s registration statement on Form N-14 filed on January 10, 2025, accession number 0001193125-25-004377.

ITEM 17.	UNDERTAKINGS

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “1933 Act”) the Registrant, John Hancock Investment Trust, has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Boston and The Commonwealth of Massachusetts, on the 7th day of August, 2025.

JOHN HANCOCK INVESTMENT TRUST

By:	/s/ Kristie M. Feinberg

Name: Kristie M. Feinberg Title: President (Chief Executive Officer and Principal Executive Officer) and Trustee

Pursuant to the requirements of the 1933 Act, this Registration Statement has been signed below by the following persons in the capacities and on the date(s) indicated.

Signature	Title	Date
/s/ Kristie M. Feinberg	President (Chief Executive Officer and Principal Executive Officer) and Trustee	August 7, 2025
Kristie M. Feinberg

/s/ Fernando A. Silva	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	August 7, 2025
Fernando A. Silva

/s/ Andrew G. Arnott*	Trustee	August 7, 2025
Andrew G. Arnott

/s/ William K. Bacic*	Trustee	August 7, 2025
William K. Bacic

/s/ James R. Boyle*	Trustee	August 7, 2025
James R. Boyle

/s/ William H. Cunningham*	Trustee	August 7, 2025
William H. Cunningham

/s/ Noni L. Ellison*	Trustee	August 7, 2025
Noni L. Ellison

/s/ Grace K. Fey*	Trustee	August 7, 2025
Grace K. Fey

/s/ Dean C. Garfield*	Trustee	August 7, 2025
Dean C. Garfield

/s/ Deborah C. Jackson*	Trustee	August 7, 2025
Deborah C. Jackson

/s/ Hassell H. McClellan*	Trustee	August 7, 2025
Hassell H. McClellan

/s/ Frances G. Rathke*	Trustee	August 7, 2025
Frances G. Rathke

/s/ Thomas R. Wright*	Trustee	August 7, 2025
Thomas R. Wright

*	By: Power of Attorney.

By:	/s/ Thomas Dee

Thomas Dee Attorney-In-Fact

*	Pursuant to Power of Attorney incorporated by reference from the Registration Statement on Form N-14, as filed with the SEC via EDGAR on January 10, 2025.

INDEX TO EXHIBITS

(4)	Agreement and Plan of Reorganization and Termination.

(12)(a)	Tax Opinion of K&L Gates LLP.

(12)(a)(1)	Consent of K&L Gates LLP.